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04030638

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME UGL Enterprises Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 828 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/14/04


RECEIVED
2004 JUN -3 A 10:16
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

UGL ENTERPRISES LTD.
2080, 777 Hornby Street, Vancouver, B.C., V6Z 1S4

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2004 Annual General Meeting ("the Meeting") of the members of UGL ENTERPRISES LTD. ("the Company") will be held at two o'clock in the afternoon on Wednesday, the 23rd day of June, 2004, at 2080, 777 Hornby Street, Vancouver, B.C. for the following purposes:

1. To receive the report of the Directors.

2. To receive the financial statements of the Company for its fiscal year ending December 31, 2003, and the report of the auditors thereon.

3. To appoint auditors for the ensuing year and to authorize the Directors to determine the auditors' remuneration.

4. To elect Directors.

5. To ratify and approve any existing stock options granted to insiders of the Company otherwise than pursuant to prior member authorization and to authorize the directors to grant stock options to insiders of the Company and to renegotiate any existing stock options.

6. To consider and, if thought appropriate, approve and ratify the authorization for the Company to issue shares, from time to time in one or more transactions, in excess of 20% of its capital in accordance with the terms of any proposed future acquisitions, private placements, issuances of convertible securities, rights offerings or Exchange Offering Prospectus financings or shares for debt settlements, at such price or prices, in such amount and to such individuals or entities as may be determined by the directors of the Company and as are acceptable with the appropriate regulatory authorities and the resulting possible effective changes in control of the Company in consequence thereof.

7. To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please date and execute the accompanying Form of Proxy and deposit it at Pacific Corporate Trust Company 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8, not less than 48 hours (excluding Saturdays and holidays) prior to the commencement of the Meeting.

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary.

Dated at Vancouver, B.C. this 18th day of May, 2004

BY ORDER OF THE BOARD,

G. Arnold Armstrong, President

INFORMATION CIRCULAR
as at May 18, 2004

SOLICITATION OF PROXIES

This Information Circular accompanies the Notice of the 2004 Annual General Meeting ("the Meeting") of the members of UGL ENTERPRISES LTD. ("the Company") and is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting or at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting.

This solicitation of proxies is being made by mail and may be supplemented by telephone or other personal contact made by regular officers and employees of the Company without special compensation therefor. The Company does not reimburse shareholders' nominees or agents for the cost incurred in obtaining their principal's authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The total cost of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

This proxy is solicited by or on behalf of management of the Company. The persons named in the enclosed Form of Proxy ("the Form of Proxy") are Directors of the Company.

A member of the Company ("a shareholder") or, subject to applicable laws, an intermediary who holds shares of the Company on behalf of a non-registered shareholder, has the right to appoint an individual to attend and act for him and on his behalf at the Meeting, other than the person named in the enclosed Form of Proxy. A shareholder or intermediary who does not wish to appoint the person so named should insert, in the blank space provided, the name and address of the individual whom he wishes to appoint as proxyholder. That individual need not be a shareholder.

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the chairman of the meeting at any time before the vote is cast.

A shareholder or intermediary may revoke a proxy before it is exercised by an instrument in writing executed in the same manner as a proxy and deposited at Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, at which the proxy is to be used, or deposited with the Chairman at the Meeting or any adjournment thereof, and, in either case, the proxy is thereby revoked. A proxy may also be revoked in any other manner permitted by law.

VOTING OF SHARES REPRESENTED BY PROXY

The Company is not now aware of any amendment to or variation of any of the matters identified in the accompanying Notice of Meeting or of any other matter on which action is to be taken at the Meeting. A proxy in the enclosed form will, however, confer discretionary authority on a proxyholder named therein to vote on any amendment to or variation of any matter identified in the accompanying Notice of Meeting and on any other matter that may properly come before the Meeting.

VALIDITY OF PROXY

A proxy will not be valid unless it is signed by the shareholder or intermediary or by the shareholder's or intermediary's agent duly authorized in writing or, if the shareholder or intermediary is a corporation, under its corporate seal or by an officer or shareholder or intermediary. The instrument empowering the agent, or a notarial copy thereof, should accompany the proxy.

JOINT HOLDERS

A proxy given on behalf of joint holders must be executed by all of them and may be revoked only by all of them.

If more than one of several joint holders is present at the Meeting and they do not agree as to which of them is to exercise any vote to which they are jointly entitled, they will for the purpose of voting, be deemed not to be present.

DEPOSIT OF PROXY

All registered Shareholders should deliver their proxies by hand or mail to Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8, not less than 48 hours (excluding Saturdays and holidays) prior to the Meeting or to the chairman prior to the commencement of the Meeting.

All non-registered Shareholders who receive these proxy materials through their broker or through another intermediary should complete and return the materials in accordance with the instructions provided to them by their broker or by such other intermediary.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Effective May 18, 2004, the authorized capital of the Company consists of 100,000,000 common shares without par value of which there are issued and outstanding 15,925,510 common shares. All common shares in the capital of the Company are of the same class and each carries the right to one vote. Only those common shareholders of record on May 18, 2004, shall be entitled to vote at the forthcoming Annual General Meeting or any adjournment thereof in person or by proxy.

To the knowledge of the Directors and Senior officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or discretion over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company as at May 18, 2004:

Name	Number of Shares	Percentage of Class
G. Arnold Armstrong	3,218,318 (1)	20.2
CDS & Co.	2,624,241	16.5

(1) Includes 1,091,458 shares owned by Kelvin Grove Estates Ltd.

The foregoing information has been provided to the Directors by the Registrar and Transfer Agent of the Company.

The Directors and Senior Officers of the Company have no knowledge of any other person who beneficially owns, directly or indirectly, or who exercises control or direction over voting securities of the Company carrying more than 10 per cent of the voting rights. However, this information is not reasonably within the power of the Directors to ascertain or procure for a number of reasons, including the fact that many persons who appear as registered shareholders are, in fact, not the beneficial holders of the shares and many persons who become beneficial owners of the Company's shares do not register such shares in their names.

APPOINTMENT OF AUDITORS

Management proposes the re-appointment of Smythe Ratcliffe, Chartered Accountants, of Vancouver, B.C., as auditors of the Company to hold office until the next annual general meeting of the Company or until a successor is appointed and that the Directors be authorized to determine the Auditors' remuneration.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this Information Circular, no insider, no proposed nominee for election as a director of the Company and no associate or affiliate of any such insider or proposed nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company.

STATEMENT OF EXECUTIVE COMPENSATION

A. Executive Compensation:

Particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a) the Company's chief executive officer;

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

There were no Named Executive Officers serving as executive officers at the end of the most recently completed financial year or executive officers who served during the financial year whose salaries exceeded $100,000 per year.

		Annual Compensation			Long Term Compensation Awards		Payouts	
Name and Principal Position	Period Ended December 31, 2003	Salary	Bonus	Other Annual Compensation	Securities Under Options Granted (#)	Restricted Common Shares or Restricted Share Units	LTIP Payouts	All other compensation
G.Arnold Armstrong, President	2003	Nil	Nil	Nil	70,000	Nil	Nil	Nil

B. Long term Incentive Plan ("LTIP") Awards:

The Company does not have an LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to any Named Executive Officers during the financial year ended December 31, 2003.

C. Options and Stock Option Appreciation Rights ("SARs")

The Company granted 130,000 stock options to purchase common shares at $0.48 per share for a five year period expiring November 24, 2008, during the recently completed financial year to Named Executive officers, Directors or Executive Officers of the Company. There were no options exercised by Named Executive Officers, Directors or Executive officers of the Company during the most recently completed financial year.

D. Compensation for Directors.

During the most recently completed financial year, a total of $12,000 was paid in accounting fees to a company controlled by a common director.

The Company has no formal plans pursuant to which cash or non-cash-compensation was paid or distributed to executive officers during the most recently completed financial year.

There are no formal plans pursuant to which options to purchase securities of the Company were or may be granted to executive officers. The Company grants incentive stock options from time to time to its Directors, Officers and Employees in accordance with Canadian Venture Exchange Policy at the discretion of its Board of Directors.

E. Termination of Employment, Changes in Responsibility and Employment Contracts:

There are no employment contracts between the Company and any of its Named Executive Officers. The Company has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive officers of the Company to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive officers the value of such compensation exceeds $100,000 except as referred to under the heading "Management Contracts" below.

F. Management Contracts

During the Company's recently completed financial year ending December 31, 2003, the Company was charged administrative and accounting expenses of $12,000 by a company controlled by an executive officer of the Company.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No person who is or at any time during the most recently completed financial year was a director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any of the foregoing persons has been indebted to the Company at any time since the commencement of the Company's last completed financial year. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by the Company at any time since the beginning of the most recently completed financial year with respect to any indebtedness of any such person.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Election of Directors

Management intends to propose for adoption an ordinary resolution that the number of directors of the Company be fixed at five and to elect five Directors for the ensuing year.

Advance notice of the Meeting was published pursuant to Section 111 of the Company Act in the Vancouver Province on April 12, 2004, and no nominations for directors were received from the members of the Company.

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the members unless that person ceases to be a director before then. In the absence of instructions to the contrary the shares represented by proxy will, on a poll, be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular.

Name of Nominee and Present office Held	Present Principal Occupation	Director Since	Shares Beneficially Owned or Controlled
G. Arnold Armstrong (1) (2) President and Director	Barrister and Solicitor	1983	1,859,610 directly 1,358,708 indirectly
Carol Brownie, Director and Secretary (1)	Legal Assistant	1999	42,500 directly
Lloyd Bray, Director (1)	Businessman	1998	62,500 directly
Gary Clark, Director	Geologist	2003	NIL
Paul McKenzie, Director	Vice President Public Relations	2004	604,388 directly

(1) Members of Audit Committee
(2) Director of Kelvin Grove Estates Ltd. which owns 1,091,458 shares of the Company; Director of Armada Investments Ltd. which owns 266,000 shares of the Company; Director of Rufus Resources Ltd. which owns 1,250 shares of the Company.

The above information was provided by management of the Company.

Pursuant to the provisions of the Company Act of British Columbia, the Company is required to have an audit committee which, at the present time, is comprised of G. Arnold Armstrong, Carol Brownie and Lloyd Bray. The Company does not have an executive committee.

B. Future Share Issuances in excess of 20% of the Company's Capital:

The Company requests that the shareholders consider and, if thought appropriate, ratify and approve the authorization for the Company to issue shares, from time to time in one or more transactions, in excess of 20% of its capital in accordance with the terms of any proposed future acquisitions, private placements, issuances of convertible securities, rights offerings or statements of material facts financings or shares for debt settlements, at such price or prices, in such amount and to such individuals or entities as may be determined by the directors of the Company and as are acceptable with the appropriate regulatory authorities and the resulting possible effective changes in control of the Company in consequence thereof.

C. Approval of Incentive Stock Options:

Incentive stock options are a means of rewarding future services provided to the Company and are not intended as a substitute for salaries or wages, or as a means of compensation for past services rendered.

Shareholder approval will be sought for the granting of incentive stock options to purchase common shares in the capital stock of the Company, including any amendments thereto, for such periods, in such amounts and at such prices per share as may be agreed upon, at the discretion of the board of directors, in accordance with the policies of all regulatory bodies and stock exchanges having jurisdiction over the Company.

Regulatory Requirements:

For purposes of this Information Circular:

(i) the term "insider" has meaning given to that term in Section 1 (1) of the British Columbia Securities Act; and

(ii) the Company's "outstanding shares" is determined on the basis of the number of shares of the Company that are issued and outstanding immediately prior to the share issuance in question, excluding shares issued pursuant to share compensation arrangements over the preceding one year period.

Shareholder Approval:

The policies of the TSX Venture Exchange provide that if a stock option plan, together with all of the Company's previously established or proposed stock option grants should result at any time in:

(a) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the issued shares of the Company; or

(b) the issuance to insiders within a one year period, of a number of shares exceeding 10% of the outstanding shares of the Company, or

(c) the issuance to any one insider and such insider's associates, within a one year period, of a number of shares exceeding 5% of the outstanding shares of the Company;

or if the Company is decreasing the exercise price of stock options previously granted to Insiders, then the share compensation arrangement must be approved by a "disinterested shareholder vote" meaning a majority of the votes cast at the shareholders' meeting other than votes attaching to securities beneficially owned by the insiders and their associates to whom shares may be issued.

While the Company does not presently have a stock option plan, insiders of the Company have been granted incentive stock options and will be granted such options in the future. It is a possibility that pursuant to stock option grants, an insider of the Company, together with that insider's associates, may be issued, within a one year period, a number of shares exceeding 5% of the outstanding shares of the Company. For these reasons, management will ask the shareholders to approve the resolutions permitting the Company to exceed this limit.

The following resolutions will be put to the shareholders for a vote and management will determine the overall number of shareholders approving the resolutions and the number of disinterested shareholders approving the resolutions:

"RESOLVED THAT:

1. the directors are authorized in their absolute discretion to implement a stock option plan and to grant to directors, officers and employees of the Company, who may be insiders of the Company (as that term is defined in the Securities Act (British Columbia)), incentive stock options, either individually or under a stock option plan, exercisable into an aggregate number of common shares of the Company, not to exceed the maximum number of shares which may be under option, expressed as a percentage of the number of issued and outstanding common shares of the Company, prescribed by the policies of the TSX Venture Exchange;

2. incentive stock options previously granted to insiders of the Company be ratified, approved and confirmed;

3. the previous amendments of incentive stock options to insiders of the Company be ratified, approved and confirmed and the directors be authorized to amend incentive stock options held by insiders of the Company during the ensuing year, whether or not the amendment results in a decrease in the exercise price of stock options previously granted to insiders;

4. the Company be authorized to grant stock options, whether or not such grants will result in:

   (a) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the Company's issued and outstanding share capital;

   (b) the issuance to insiders within a one year period, of a number of shares exceeding 10% of the Company's issued and outstanding share capital;

   (c) the issuance to any one insider and such insider's associates, within a one year period, of a number of shares exceeding 5% of the Company's issued and outstanding share capital;

   (d) the issuance to any one individual director, senior officer or employee of a number of shares exceeding 5% of the Company's issued and outstanding share capital at the time of granting;

(e) the issuance to any one individual director, senior officer or employee who is employed by the Company in Investor Relations Activities of a number of shares exceeding 2% of the Company's issued and outstanding share capital at the time of granting, or

(f) the issuance to a consultant of a number of shares exceeding 2% of the Company's issued and outstanding share capital at the time of granting;

5. no further shareholder approval will be required prior to the exercising of these options or amended options for the ensuing year; and

6. the directors and officers of the Company be authorized and directed to perform all such acts and deeds and things and execute, under the seal of the Company or otherwise, all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions".

OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting, but if such should occur the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

BOARD APPROVAL

The contents of this Information Circular have been approved, and its mailing has been authorized by the Directors of the Company.

Dated at Vancouver, B.C. this 18th day of May, 2004.

BY ORDER OF THE BOARD,

G. Arnold Armstrong, President

ALBERTA CERTIFICATE

The foregoing contains no untrue statement of a material fact (as defined in the Securities Act (Alberta) as amended), and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it is made.

Dated at Vancouver, B.C. this 18th day of May, 2004.

BY ORDER OF THE BOARD

G. Arnold Armstrong,
Chief Executive Officer

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) in a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
UGL Enterprises Ltd.	December 31, 2003	04/05/20

ISSUER ADDRESS		
2080 - 777 Hornby Street		
CITY / PROVINCE / POSTAL CODE	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Vancouver, BC, V6Z 1S4	(604) 662-3231	(604) 683-7361

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
G. A. Armstrong	Director	(604) 683-7361

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
GAA@armlaw.com	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	G. Arnold Armstrong	04/05/20
[signature]	Carol Brownie	04/05/20

SCHEDULE "A"

SmytheRatcliffe
CHARTERED ACCOUNTANTS

UGL ENTERPRISES LTD.
(Formerly Universal Gun-Loc Industries Ltd.)

Consolidated Financial Statements
December 31, 2003 and 2002

INDEX	Page

SmytheRatcliffe.com
7th Floor, Marine Building
355 Burrard Street
Vancouver, B.C. V6C 2G8

SmytheRatcliffe
CHARTERED ACCOUNTANTS

facsimile: 604.688.4675
telephone: 604.687.1231

AUDITORS' REPORT

TO THE SHAREHOLDERS OF UGL ENTERPRISES LTD.
(Formerly Universal Gun-Loc Industries Ltd.)

We have audited the consolidated balance sheets of UGL Enterprises Ltd. (formerly Universal Gun-Loc Industries Ltd.) as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Smythe Ratcliffe

Chartered Accountants

Vancouver, British Columbia
March 4, 2004

UGL ENTERPRISES LTD.
(Formerly Universal Gun-Loc Industries Ltd.)
Consolidated Balance Sheets
December 31

	2003	2002
Assets		
Current		
Cash	$ 2,036,511	$ 278
Accounts receivable	7,945	1,389
Deposit (note 6)	48,203	2,000
	2,092,659	3,667
Mineral Properties (notes 4 and 7)	444,070	1
	$ 2,536,729	$ 3,668
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 33,745	$ 66,649
Due to related parties (note 11)	0	24,000
Due to director (note 8)	0	55,222
	33,745	145,871
Capital Stock and Deficit		
Capital Stock (note 9)	7,266,876	7,018,295
Contributed Surplus (note 9)	250,309	0
Share Subscriptions (note 9(f))	2,590,785	0
Deficit	(7,604,986)	(7,160,498)
	2,502,984	(142,203)
	$ 2,536,729	$ 3,668

Approved on behalf of the Board:

.... Director
G.A. Armstrong

.... Director
Carol Brownie

See notes to consolidated financial statements.

UGL ENTERPRISES LTD.

(Formerly Universal Gun-Loc Industries Ltd.)
Consolidated Statements of Operations and Deficit
Years Ended December 31

	2003	2002
Expenses		
Consulting	$ 261,492	$ 0
Professional fees	88,452	42,222
Stock exchange and shareholder services	36,833	11,781
Travel	17,539	0
Office	14,364	1,820
Advertising and promotion	12,173	0
Foreign exchange loss	327	0
Bank charges and interest, net	(813)	(50)
Net Loss Before Other Item	430,367	55,773
Write-Down of Deposit on Mineral Property	14,121	0
Net Loss for Year	444,488	55,773
Deficit, Beginning of Year	7,160,498	7,104,725
Deficit, End of Year	$ 7,604,986	$ 7,160,498
Loss Per Share	$ (0.09)	$ (0.01)
Weighted Average Number of Shares Outstanding	4,944,761	3,939,295

See notes to consolidated financial statements.

UGL ENTERPRISES LTD.

(Formerly Universal Gun-Loc Industries Ltd.)
Consolidated Statements of Cash Flows
Years Ended December 31

	2003	2002
Operating Activity		
Net loss	$ (444,488)	$ (55,773)
Stock based compensation, non-cash outlay	250,309	0
	(194,179)	(55,773)
Changes in Non-Cash Working Capital		
Accounts receivable	(6,556)	(332)
Accounts payable and accrued liabilities	32,955	21,870
Deposits	(46,203)	0
	(19,804)	21,538
Cash Used in Operating Activities	(213,983)	(34,235)
Investing Activity		
Expenditures on mineral properties	(344,069)	0
Financing Activities		
Advances from related parties	3,500	24,000
Advances from director	0	9,500
Share subscriptions	2,590,785	0
Cash Provided by Financing Activities	2,594,285	33,500
Inflow (Outflow) of Cash	2,036,233	(735)
Cash, Beginning of Year	278	1,013
Cash, End of Year	$ 2,036,511	$ 278
Supplemental Cash Flow Information		
Interest paid	$ 0	$ 0
Income tax paid	$ 0	$ 0

See notes to consolidated financial statements.

1. NATURE OF OPERATIONS

Since June 1, 2003, the Company's principal activity has been the acquisition, exploration and development of mineral properties located in Mongolia held directly and through its subsidiary company, Canrim Minerals Limited ("Canrim"). All of the Company's projects in Mongolia are in the initial stages of contract formalization and obtaining necessary government approvals. The ability of the Company to continue operations is dependent upon the continued financial support of its shareholders, other investors and lendors and with the successful development of the Company's interest in the mineral properties.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiary, Canrim Minerals Limited, a British Virgin Islands Company. All inter-company balances and transactions have been eliminated.

(b) Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i) Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;

(ii) Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii) Revenues and expenses at the average rate of exchange for the year.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for year.

(c) Mineral properties

The Company defers exploration and development expenditures, including the cost of mineral properties and administrative expenditures directly related to specific mineral projects or an area of interest until such time as the extent of mineralization has been determined and mineral properties are either developed or the Company's mineral rights are allowed to lapse. At that time, the costs will either be written off or amortized over the expected life of the ore body. General and administrative expenditures which are not directly related to specific mineral properties are expensed in the period in which they are incurred.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Stock-based compensation plans

Commencing January 1, 2002, the Company adopted the requirements of the Canadian Institute of Chartered Accountants with respect to accounting for stock based compensation. The Company applies the settlement method in accounting for its employee stock option plans. No compensation expense is recorded when options are granted to employees. Options granted to non-employees are accounted for using the fair value method.

(e) Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. Shares held in escrow are not included in the calculation of the weighted average number of shares outstanding. Diluted loss per share has not been calculated separately as outstanding stock options are anti-dilutive.

(f) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

(g) Income taxes

Income taxes are calculated using the liability method of tax accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. A valuation allowance is provided to reduce the asset to the net amount management estimates to be reasonable to carry as a future income tax asset.

3. FINANCIAL INSTRUMENTS

(a) Fair value

The carrying values of cash, accounts receivable, deposits, accounts payable and accrued liabilities, due to related parties and due to director approximate their fair values because of the short maturity of these financial instruments.

(b) Concentration of credit risk

A financial instrument that potentially subjects the Company to a concentration of credit risk is its cash. The Company has placed the majority of its cash with a major Canadian commercial bank with the remaining twenty percent held in trust on behalf of the Company by legal counsel.

3. **FINANCIAL INSTRUMENTS** (Continued)

(c) Translation risk

The Company translates the results of US transactions into Canadian currency using rates approximating the average exchange rate for the year. The exchange rate may vary from time to time.

4. **REALIZATION OF ASSETS**

The Company's investment in and expenditures on mineral properties comprises a significant portion of the Company's assets. Realization of the Company's investment in these assets is dependent on establishing legal ownership of the properties, on the attainment of successful commercial production or from the proceeds of their disposal.

5. **ACQUISITION OF BUSINESS**

On June 11, 2003, the Company acquired for 1,000,000 common shares all of the outstanding shares of Canrim Minerals Limited, a company which holds option agreements for exploration properties. The acquisition was accounted for by the purchase method of accounting for business combinations. Consideration given was as follows:

Common shares at an agreed amount of $0.10 per share (1,000,000 shares)	$	100,000
Net assets acquired		3
Excess of purchase price over net assets acquired		99,997
Attributable to Huren Property		(90,000)
Attributable to Gold Ram Property		(9,997)
	$	0

6. **DEPOSITS**

During the year ended December 31, 2003, the Company made non-refundable deposits on two new properties in the amounts of US $26,000 and US $5,000. As at December 31, 2003, the Company had not completed the due diligence to determine whether or not the Company would acquire an interest in these two properties.

7. INVESTMENT IN AND EXPENDITURES ON MINERAL PROPERTIES

	2003	2002
Banbury Property (note 7(a))		
Cost	$ 1	$ 1
Huren Tolgoi Property (note 7(b))		
Cost	146,107	0
Exploration expenditures		
Analytical	3,822	0
Assaying	16,242	0
Camp costs	43,883	0
Geological consulting	62,413	0
Geology	34,144	0
Metallurgical testing	31,090	0
Research	15,969	0
Transportation and shipping	29,419	0
	236,982	0
	383,089	0
Gold Ram Property (note 7(c))		
Cost	11,857	0
Exploration expenditures		
Assaying	3,658	0
Geological consulting	9,265	0
	12,923	0
	24,780	0
Khondloy Property (note 7(d))		
Cost	33,402	0
Exploration expenditures		
Geological consulting	2,798	0
	36,200	0
	$ 444,070	$ 1

7. INVESTMENT IN AND EXPENDITURES ON MINERAL PROPERTIES (Continued)

(a) Banbury Property, B.C., Canada

The Company owns a 100% undivided interest in six mineral claims near Hedley, B.C. described as the Banbury Property. The interest is recorded at a nominal value of $1.

(b) Huren Tolgoi Property, Mongolia

The Company through Canrim Minerals Limited ("Canrim") has entered into Joint Venture Option Agreements with the license holders of the Huren Tolgoi Gold/Copper Porphyry project. The Huren Tolgoi project comprises 2,632 hectares located in north Jinst, a sub-province of Bayanhonger province, south Mongolia. The Huren Tolgoi project is held by Canrim under an option agreement with Monresources Co. Ltd. (the "Optionor"). Under the terms of the option agreement, the Company will have a first option to acquire an 80% interest in the Huren project by:

(i) incurring $250,000 in exploration expenditures by May 15, 2005;
(ii) paying the Optionor $35,000 by August 15, 2003; and
(iii) paying a further $250,000 by May 15, 2005.

Upon completion of the first option requirements, the Company will have a second option to purchase the remaining 20% interest in the Huren project by paying the Optionor $1,000,000 on or before November 15, 2005, and granting the Optionor a 2% net smelter returns royalty.

(c) Gold Ram Property, Mongolia

The Company, through Canrim, acquired a 100% interest in the Gold Ram Property in South Gobi, Mongolia. The Gold Ram project (15.533 hectares) is located in the western Gobi region of Mongolia, 190 kilometres south west of the south Gobi's capital city, Dalanzadgad. Canrim holds a 100% interest in the Gold Ram property, subject only to annual government license fees.

(d) Khondloy Property, Mongolia

The Company has a 100% interest in the Khondloy Property (9,078 hectares) located in Bayanhonger Province, Mongolia.

8. DUE TO DIRECTOR

Amount due to a director is without interest or stated terms of repayment.

9. CAPITAL STOCK

(a) On April 25, 2002, pursuant to a special resolution passed by the Company's shareholders on May 17, 2001, the Company changed the name and designation of the 100,000,000 Class A voting common shares without par value to that of 100,000,000 common shares without par value. Further, the Company consolidated its outstanding common shares at a ratio of 2 to 1 and increased the authorized capital of the Company from 50,000,000 common shares without par value to 100,000,000 common shares without par value. These financial statements have been retroactively restated to reflect this adjustment.

(b) Authorized
100,000,000 Common shares without par value

(c) Issued

	2003		2002	
	Number of Shares	Amount	Number of Shares	Amount
Balance,				
beginning of year	3,939,295	$ 7,018,295	3,939,295	$ 7,018,295
Issued during year				
Debt settlement	1,485,810	148,581	0	0
Acquisition of subsidiary	1,000,000	100,000	0	0
Balance, end of year	6,425,105	$ 7,266,876	3,939,295	$ 7,018,295

On April 28, 2003, the Company arranged to settle $148,581in outstanding debt through the issuance of 1,159,325 common shares to three non-arm's length parties and 326,485 units to an arm's-length party. The common shares and units were issued at a deemed price of $0.10. The units issued to the arm's-length creditor are comprised of one common share and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase one common share for a period of two years at $0.20 per share.

On June 11, 2003, the Company completed the acquisition of Canrim (note 5). The consideration to the vendors was $100,000 payable through the issuance of 1,000,000 common shares of the Company at a deemed price of $0.10 per share. The shares are governed by an Escrow Agreement, under which the shares will be released over an eighteen month period once all necessary regulatory approvals have been given. All the shares issued pursuant to the Share Purchase Agreement are subject to a one-year hold period. The acquisition of Canrim did not result in a change of control, management or business of the Company.

9. **CAPITAL STOCK** (Continued)

(d) Share purchase options

Details of the status of the Company's stock option plans as at December 31, 2003 and 2002 and changes during the respective year are as follows:

	Number of Shares	Weighted Average Exercise Price	Expiry Date
Outstanding, January 1, 2002 and December 31, 2002	0	$ 0.00	
Granted in 2003	390,000	0.48	November 24, 2008
Outstanding, December 31, 2003	390,000	$ 0.48	

During the year, the Company granted 130,000 incentive options to directors at $0.48 per share for a five year period. The Company applies the settlement method in accounting for its stock options granted to employees, and accordingly, no compensation expense is recorded in these financial statements for those options granted. Had compensation expense been determined as provided in the fair value method using the Black-Scholes option pricing model, the pro-forma effect on the Company's net loss and per share amounts for the period ended December 31, 2003 would have been as follows:

Loss, as reported	$	(444,488)
Loss, pro-forma	$	(566,688)
Loss per share, as reported		$ (0.09)
Loss per share, pro-forma		$ (0.11)

The Company applies the fair value method using the Black-Scholes options pricing model to account for options granted to non-employees. During the year ended December 31, 2003, the Company granted 260,000 stock options to non-employees and as a result, additional compensation expense of $244,400 was recognized in the books of the Company as consulting fees. The Black-Scholes model was calculated based on the following assumptions:

Expected life (years)	5
Interest rate	4%
Volatility	150%
Dividend yield	0%

9. **CAPITAL STOCK** (Continued)

(e) Warrants outstanding

The following warrants are outstanding at December 31, 2003:

Expiry Date	Number of Warrants 2003	2002	Exercise Price
December 27, 2005	163,242	0	$ 0.20

The Company applies the fair value method using the Black-Scholes options pricing model to account for warrants granted to non-employees. During the year ended December 31, 2003, the Company granted 163,242 share purchase warrants to non-employees and as a result, additional compensation expense of $5,909, was recognized in the books of the Company as professional fees:

Expected life (years)	2
Interest rate	4%
Volatility	143%
Dividend yield	0%

(f) Share subscriptions

On June 12, 2003, the Company arranged a private placement of 3,000,000 units of $0.15 per unit, each unit comprised of one common shares and one-half of one share purchase warrant, each whole warrant exercisable into one common share for a period of two years from closing at $0.20 per share. This private placement closed January 30, 2004.

On September 24, 2003, the Company arranged a private placement of 2,500,000 units at $0.20 per unit, each unit comprised of one common share and one-half of one share purchase warrant, each whole warrant exercisable into one common share for a period of two years from closing at $0.25 per share. This private placement closed January 30, 2004.

On October 31, 2003, the Company arranged a private placement of 4,000,000 units at $0.60 per unit, each unit consisting of one common share and one-half of one share purchase warrant, each whole warrant exercisable into one common share for a period of one year from closing at $0.90 per share, with a forced conversion provision which is triggered by a twenty consecutive trading day period in which the Company's shares close at $1.50 or more. In such event the holders shall have thirty days in which to exercise their warrants. The private placement closed January 30, 2004.

10. INCOME TAX LOSSES

The Company has operating losses which may be carried forward to apply against future years' income for Canadian income tax purposes. The tax effect has not been recorded in these financial statements. The losses expire as follows:

Available to		Amount
2004	$	17,000
2007		57,000
2008		90,000
2009		56,000
2010		194,000
	$	414,000

The components of the future income tax assets are as follows:

		2003		2002
Future income tax assets				
Non-capital loss carry-forwards for Canadian purposes	$	414,000	$	391,000
Tax value over book value of capital assets		145,000		145,000
Earned depletion base		1,091,700		1,091,700
Unused cumulative Canadian exploration		3,311,000		3,311,000
Unused cumulative Canadian development expenditures		64,300		64,300
Book value of mineral properties		(444,070)		0
		4,581,930		5,003,000
Appropriate tax rate		37.6%		39.6%
		1,722,805		1,981,188
Less: Valuation allowance		(1,722,805)		(1,981,188)
	$	0	$	0

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

11. RELATED PARTY TRANSACTIONS

The Company has:

(a) paid accounting fees of $12,000 (2002 - $12,000) to a company controlled by a common director.

(b) incurred legal fees of $11,102 (2002 - $8,917) with a law firm in which a director is a principal. Included in accounts payable at year-end is $27,860 due to a law firm in which a director is principal, and $32,649 due to a law firm in which the former secretary is the proprietor.

(c) received loans from two corporations controlled by a common director. At December 31, 2002, one corporation was owed $11,500 and the other corporation was owed $12,500. During 2003, these amounts were repaid. The loans were non-interest bearing with no stated terms of repayment.

12. SUBSEQUENT EVENT

On January 29, 2004, the Company entered into an asset purchase agreement to purchase the Naranbulag property in Mongolia for 200,000 common shares at $0.76 per share and US $26,000. The purchase is subject to regulatory approval and the Company issuing the common shares.

UGL Enterprises Ltd.
Quarter Ended December 31, 2003
Schedule B: Supplementary Information

1. **For the Current Fiscal Year to Date**

(a) Schedule of increases in deferred costs:

Name	Opening Balance	Increase (Decrease)	Ending Balance
Banbury	$1	$0	$1
Huren Tolgoi	0	383,089	$383,089
Gold Ram	0	24,780	$24,780
Khondloy	0	36,200	$36,200
Total	$1	$444,069	$444,070

(b) Schedule of exploration and development expenses:
Acquisition costs:

	Banbury	Huren Tolgoi	Gold Ram	Tsookhor Moirt	Khondloy	Total
Acquisition costs, beginning	$1	$0	$0	$0	$0	$1
Incurred during period		146,107	11,857	7,060	33,402	$198,426
Properties abandoned				(7,060)		$(7,060)
Acquisition, end of period	$1	$146,107	$11,857	$0	$33,402	$191,367

UGL Enterprises Ltd.
Quarter Ended December 31, 2003
Schedule B: Supplementary Information

1. **Continued**

(b) Exploration expenses:

	Banbury	Huren Tolgoi	Gold Ram	Tsookhor Moirt	Khondloy	Total
Camp Costs		$43,883				$43,833
Transportation & Shipping		29,419				$29,419
Geology		34,144				$34,144
Research		15,969				$15,969
Analytical		3,822				$3,822
Metallurgical Testing		31,090				$31,090
Assaying		16,242	3,658			$19,900
Geological Consulting		62,413	9,265		2,798	$74,476
Other Field Work				7,061		$7,061
Exploration expenses written off				(7,061)		$(7,061)
Exploration, End of period	$0	$236,982	$12,923	$0	$2,798	$252,703
Total Deferred Costs	$1	$383,089	$24,780	$0	$36,200	$444,070

UGL Enterprises Ltd.
Quarter Ended December 31, 2003
Schedule B: Supplementary Information

1. **Continued**

   (c) Schedule of general and administrative expenses:
   See Schedule A.

   (d) Expenditures made to non-arm's length parties:
   Accounting fees of $12,000 were paid to a company controlled by the President of the Company.
   Legal fees of $11,102 were paid to a law firm in which a director is principal.

2. **For the Quarter Under Review**

   (a) Summary of Securities Issued During the Period:
   1,485,810 Common shares at a deemed price of $0.10 per share as per debt settlement agreement.
   1,000,000 Common shares at a deemed price of $0.10 per share as per acquisition agreement.
   163,242 Share purchase warrants exercisable at $0.20 per share expiring December 27, 2005, as per the debt settlement agreement.

   (b) Summary of Options Granted During the Period:
   390,000 Stock options exercisable at $0.48 per share expiring November 24, 2008.

3. **As at the End of the Quarter**

   (a) Share Capital:
   i. Authorized: 100,000,000 Common Shares without par value.
   ii. Issued and outstanding: 6,425,106 Common Shares.

   (b) Summary of Options, Warrants and Convertible Securities:
   Options – 390,000 exercisable at $0.48 per share expiring November 24, 2008.
   Warrants – 163,242 whole warrants at $0.20 per share until December 27, 2005.

   (c) Shares in Escrow or Subject to Pooling Agreements:
   1,000,000 Common shares.

   (d) List of Directors and Officers:

G. Arnold Armstrong,	Director and Officer – President, Vancouver, B.C.
Carol Brownie,	Director and Secretary, Vancouver, B.C.
Lloyd S. Bray,	Director, West Vancouver, B.C.
J. Garry Clark,	Director, Thunder Bay, Ontario

UGL Enterprises Ltd.
Quarter Ended December 31, 2003
Schedule C: Management Discussion

1. Nature of Operations

The Company is a development stage public company. The principal business activity of the Company is the acquisition, exploration and development of mineral properties. Since June 1, 2003, the Company has been focusing on the acquisition, exploration and development of properties located in Mongolia. The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol "UGS".

2. Significant Events & Transactions

On April 28, 2003, the Company arranged to settle $148,581 in outstanding debt through the issuance of 1,159,325 common shares to three non-arm's length parties and 326,485 Units to 1 arm's-length party. The common shares and Units were issued at a deemed price of $0.10. The Units issued to the arm's-length creditor will be comprised of one common share and one half of one share purchase warrant, each whole warrant entitling the holder to purchase one common share for a period of two years at $0.20 per share.

On June 12, 2003, the Company entered into an Agreement with the shareholders of Canrim Minerals Limited. ("Canrim"), a British Virgin Islands holding company, to purchase all of the issued and outstanding shares of Canrim for $100,000 payable through the issuance of 1,000,000 of the Company's common shares at a deemed price of $0.10 per share. The 1,000,000 shares to be issued to the shareholders of Canrim will be subject to an escrow agreement. Twenty-five percent of the shares will be released from escrow upon TSX Venture Exchange acceptance, and 15% released every quarter thereafter.

The Company completed three private placements to raise a total of $3,350,000: 3,000,000 Units, originally announced June 12, 2003, were sold at $0.15 per Unit, each Unit comprised of one common share and one half share purchase warrant exercisable until January 28, 2006 at $0.20 per share; 2,500,000 Units, originally announced September 24, 2003 were sold at $0.20 per Unit, each Unit comprised of one common share and one half share purchase warrant exercisable until January 28, 2006 at $0.25 per share; and 4,000,000 Units, originally announced October 31, 2003, were sold at $0.60 per Unit, each Unit comprised of one common share and one half share purchase warrant exercisable until January 28, 2005 at $0.90 per share, with a forced conversion provision which is triggered by a twenty consecutive trading day period in which the UGL's shares close at $1.50 or more. In such event the holders shall have thirty days in which to exercise their warrants.

The acquisition of Canrim does not result in a change of the control, management or business of the Company.

UGL Enterprises Ltd.
Quarter Ended December 31, 2003
Schedule C: Management Discussion

3. Mineral Properties

Huren Tolgoi

The Company through Canrim has entered into a Joint Venture Option Agreement with the license holders of the Huren Tolgoi Gold/Copper Porphyry project and has acquired a 100% interest in the Gold Ram project in South Gobi, Mongolia.

The Huren Tolgoi project is (2,632 hectares) located in north Jinst, a sub-province of Bayanhonger province, south Mongolia. The Huren Tolgoi project is held by Canrim under an option agreement with Monresources Co. Ltd. (the "Optionor"). Under the terms of the option agreement UGL, through Canrim, will have a first option to acquire an 80% interest in the Huren project by: incurring $250,000 in exploration expenditures on the property by May 15, 2004 and a further $500,000 in exploration expenditures by May 15, 2005; paying the Optionor $35,000 by August 15, 2003 and a further $250,000 by May 15, 2005.

Upon completion of the first option requirements, UGL will have a second option to purchase the remaining 20% interest in the Huren project by paying the Optionor $1,000,000 on or before November 15, 2005, and granting the Optionor a 2% Net Smelter Return Royalty.

Gold Ram

The Gold Ram project (15,533 hectares) is located in the western Gobi region of Mongolia, 190 km's S/W of the south Gobi's capital city, Dalanzadgad. Canrim holds a 100% interest in the Gold Ram property, subject only to annual Government license fees.

Khondloy

The Company acquired a 100% interest in the Khondloy Property covering 9,798 hectares located in Bayanhonger Province, Mongolia.

Banbury

The Company owns a 100% undivided interest in six patented mineral claims near Hedley, B.C. described as the Banbury Property. The interest is recorded at a nominal value of $1.

4. Exploration Results

The Company is encouraged by initial exploration results on the Huren Tolgoi, Gold Ram and Khondloy Properties, located in Mongolia. The ongoing programs consist of geological and topography mapping, geochemistry and geophysics. Results to date led to the decision to expand the programs and keep exploration crews on the properties. All programs are under the direction of Robert Weicker P.Eng. (Qualified

Person) of Kleinebar Resources Ltd., in conjunction with MineInfo a Mongolian exploration service company that employs some of the country's leading geologists.

Huren Tolgoi Property
Anomalous results were returned from a soil geochemical survey completed over a large alteration zone of intense silicification, and associated strong clay alteration of kaolinite and pyrophyllite. Gold values in soil samples reached as high as 2.59 grams per ton ("g/t"). The samples come from an anomalous area measuring 450 by 200 meters, trending in a northeasterly direction. Sampling was completed on 100-meter lines and at 50-meter stations, with appropriate duplicates and blanks. The discovery of significant widespread gold values in soil samples over a large area, on this limited first phase budget is very encouraging. Multiple drill targets have been identified on its Huren Tolgoi Property following recently completed exploration programs. A 5,000m drill program is being implemented for the Huren property, UGL has paid a cash advance and secured the services of Canasia Drilling Ltd. for the 2004 season. Canasia Drilling Ltd. is a Canadian owned and managed company based in Mongolia. The target on the Huren Tolgoi Property is a copper-gold porphyry deposit similar to Ivanhoe's Turquoise Hill (Oyu Tolgoi), Kharmagtai, and Saran Uul deposits.

Gold Ram Property
Combined results from a previous Mongolian geological survey and a recent UGL exploration program on the company's Gold Ram property include prospective high-grade gold occurrences of up to 17 g/t within a system of mesothermal quartz carbonate veins in a sheared intrusive, within Nomhon formation sediments. Based on the successful results of UGL's previous exploration a 2004 exploration program is being planned for the Gold Ram Property.

Khondloy Property

The main mineral prospect on the property is the "Khondloy occurrence". This prospect was the site of numerous historic shallow pits and trenches completed by the Chinese for copper oxide mineralization. Previous work on the property by Russian explorers in the 1980's included sampling and the drilling of eleven (11) shallow drill holes which indicated widespread anomalous copper values, associated with semi-massive to massive sulphide mineralization. As previously reported, Hole 11 returned the best intersection, being in excess of 30.0 meters from 69.0 to 99.0 meters, comprising 0.28% copper, 0.33% zinc and 7.2 g/t silver. Also in Hole 11, a 10.0 meter section from 39.0 to 49.0 meters, returned 0.35% copper, 0.40% zinc and 10.0 g/t silver. The Russian drill program was never assayed for gold despite the fact that gold mineralization was found on surface. The recent field evaluation uncovered two styles of mineralization related to the Khondloy occurrence:

1) Contact Zone: The ancient Chinese workings and Russian drilling were concentrated on the fault contact zone between a limestone unit and a unit of altered schist and sandstone. Mineralization includes hematite, magnetite, limonite, pyrite and varied copper oxides. The zone has been traced for over three kilometers, and sampling by the field crew have returned values up to 0.74 g/t gold, 14.0% copper, 5.28% zinc, and 21 g/t silver. In total 35 rock chip grab samples were taken from outcrop locations and from the ancient workings, with 11 samples returning greater than 0.80% Cu, 12 samples returning greater than 0.10 g/t Au, and nine samples returning greater than 1.0% zinc.

2) Intrusive Zone: South of the above zone, copper oxide mineralization was observed in quartz and quartz-sulphide veinlets hosted in an altered diorite. Nine rock chip grab samples were taken and returned copper values up to 0.8%, and gold values up to 0.19 g/t. Copper values ranged from trace to 0.76%, zinc values from trace - 0.01%, lead values from trace - 0.40%, silver values from nil- 62.0 g/t, and gold values from nil - 0.07 g/t.

A second gold occurrence is known as the Darhan Suuj occurrence and is located in the eastern portion of the property. The occurrence comprises quartz and quartz-sulphide veins and veinlets in a diorite intrusive. Results of nine rock chip samples returned copper values ranging from 0.01 - 2.21%, zinc values ranging from trace - 0.02%, lead values ranging from trace - 0.25%, and gold values ranging from nil - 0.15 g/t.

The Company is very encouraged by the results of this preliminary field program, and plans are underway for a multi-phase comprehensive exploration program including soil geochemistry, trenching, geophysics (magnetics and Induced Polarization and Electro-Magnetics).

5. Subsequent Events

Subsequent to the year end, UGL acquired interests in three additional properties in Mongolia.

On January 26, 2004, UGL announced that it had signed an Option Agreement with the Licence Holder of the "South Valley Property" to earn a 60% interest in its 100% owned South Valley Property located near Choilbasen in Mongolia's Dornod Province.

On March 3, 2004, UGL announced that it had signed an Option Agreement to acquire up to 100% of a copper/gold exploration property known as Bor Ovoo. UGL had also negotiated the 100% outright purchase of another gold/copper property known as Naranbulag.

UGL Enterprises Ltd.
Quarter Ended December 31, 2003
Schedule C: Management Discussion

The optioned property, Bor Ovoo, comprises 5,747 hectares located in Dundgovi aimag (province), about 400km southwest of Mongolia's capital Ulaan Bataar.

The purchased property, Naranbulag comprises 1,428 hectares in Zavkhan amaig, about 700km west of Ulaan Bataar. UGL has agreed to purchase the Naranbulag Property outright from the vendor for a cash payment of US$26,000 and CDN$152,000 payable through the issuance of 200,000 shares at a deemed price of $0.76 per share.

6. Financial Condition, Liquidity and Solvency

The Company realized a loss for the year of $444,488 as compared to $55,773 in 2002. The large increase in expenses is due to the new acquisitions and exploration activities of the Company in Mongolia. Consulting expenses for the year were $261,492 as compared to $NIL in 2002. Professional fees for the year were $88,452 as compared to $42,222 in 2002. Included in Consulting and Professional fees is $250,309 non-cash stock based compensation.

The Company ended the year with $2,036,511 cash and working capital of $2,058,914.

The Company continues to be logged into the SEDAR electronic filing system for the purpose of reporting on a timely basis. SEDAR can be accessed via the Internet at www.sedar.com.

7. Investor Relations

The Company continues to keep the shareholders advised as to the status of exploration and development on all its properties.

Forward-Looking Statements: Statements in this discussion that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporations' periodic filings with Canadian Securities Regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The companies do not assume the obligation to update any forward-looking statement.

ON BEHALF OF THE BOARD
"G. ARNOLD ARMSTRONG"
President

<u>SUPPLEMENTAL</u>
<u>MAILING LIST RETURN CARD</u>

NATIONAL POLICY NO. 41

UGL ENTERPRISES LTD.

To: registered and non-registered shareholders.

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